U.S. SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12B-25

                           Notification of Late Filing

                        Commission File Number 000-26213

                            CUSIP Number: 776382 20 2

(Check One):

[_]   Form 10-K and Form 10-KSB

[_]   Form 11-K

[_]   Form 20-F

[X]   Form 10-Q and Form 10-QSB

[_]   Form N-SAR

For Period Ended: September 30, 2004

|_|   Transition Report on Form 10-K

      |_|   Transition Report on Form 20-F

      |_|   Transition Report on Form 11-K

      |_|   Transition Report on Form 10-Q

      |_|   Transition Report on Form N-SAR

      For the Transition Period Ended: ____________________


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      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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


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Part I - Registrant Information
================================================================================


         Full Name of Registrant    RoomLinX, Inc.
                                ------------------------------------------------


         Former Name if Applicable  Arc Communications Inc.
                                   ---------------------------------------------


         Address of Principal Executive Office (street and number)


         401 Hackensack Avenue
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         City, State and Zip Code


         Hackensack, NJ 07601
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Part II - Rules 12b-25 (b) and (c)
================================================================================


      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check Box if appropriate) [X]

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) the accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


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Part III - Narrative
================================================================================

      State below in reasonable detail the reasons why the Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Registrant is unable to file the subject report in a timely manner because the Registrant was not able timely to complete its financial statements without unreasonable effort or expense.

================================================================================
PART IV - OTHER INFORMATION
================================================================================

      (1) Name and telephone number of person to contact in regard to this notification


           Frank Elenio                         (201) 525-1777
           --------------------------------------------------------------
           (Name)                               (Telephone Number)


      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [_] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [_] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

The Registrant's net loss for the nine months ended September 30, 2004 increased by approximately $7,850,000. The increase is due in large part to the reorganization expenses recorded during the second quarter of 2004 as a result of the Registrant's merger with Arc Communications, Inc., which was completed on June 28, 2004.

For the three months ended September 30, 2004, the Registrant's net loss increased to $712,951 from $169,941 for the three months ended September 30, 2003. The increase in the amount of the net loss resulted primarily from an increase of $509,226 in general and administrative expenses. That expense increase, in turn, reflects increased (i) personnel and personnel related costs of $97,000, (ii) non-cash employee compensation of $203,000, (iii) office related expenses such as rent, telephone and supplies of $78,000, and (iv) travel and professional fees of $131,000.

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      RoomLinX,  Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                      RoomLinX, Inc.

Date: November 16, 2004               By: /s/ Frank Elenio
                                          --------------------------------------
                                          Frank Elenio
                                          Chief Financial Officer